EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated July 17, 2007 (except for footnote 21 as to which the date is December 14, 2007), accompanying the consolidated financial statements (which report expressed an unqualified opinion, contains an explanatory paragraph as the Company changed its method of accounting for stock-based compensation as a result of adopting Statement of Financial Accounting Standard No. 123(R), Share-based Payment, effective May 1, 2006 and an explanatory paragraph as the Company restated its consolidated financial statements for the year ended April 30, 2007 as discussed in footnote 21) incorporated by reference in the Annual Report of Unify Corporation on Form 10-K/A for the year ended April 30, 2007. We hereby consent to the incorporation by reference of said report in this Registration Statement of Unify Corporation on Form S-8.

/s/ GRANT THORNTON LLP
Reno, NV
March 24, 2008